AerCap Holdings N.V.
AerCap House
65 St. Stephen’s Green
Dublin D02 YX20
Ireland

September 13, 2024

VIA EDGAR

Mr. Patrick Kuhn and Mr. Abe Friedman
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	AerCap Holdings N.V.
Form 20-F for Fiscal Year Ended December 31, 2023
File No. 001-33159

Dear Mr. Kuhn and Mr. Friedman:

On behalf of AerCap Holdings N.V. (the “Company”), and in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 30, 2024 (the “Comment Letter”), to the Company’s Report on Form 20-F filed with the Commission on February 23, 2024, we submit this letter containing the Company’s response to the Comment Letter.

For your convenience, we have set out the text of the Staff’s comment from the Comment Letter in bold, followed by the Company’s response.

Form 20-F for Fiscal Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm, page F-2

1.
Please amend your filing to include a conformed signature in the audit report, and confirm to us that you received a signed report from the auditor. In doing so, ensure the amendment includes the complete financial statements and appropriate updated certifications that refer to the Form 20-F/A.

Response:

The Company respectfully acknowledges the Staff’s comment and, in consideration thereof, the fully amended Annual Report has been filed on Form 20-F/A on September 13, 2024 to include the signed auditor’s report on page F-2 and the necessary certifications. Further, the Company confirms that it received a signed report from the auditor prior to the original filing of the Form 20-F on February 23, 2024.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Craig F. Arcella at (212) 474-1024 or by email at carcella@cravath.com. In addition, please feel free to contact me at +353 1 418 0477 or by email at rmaasland@aercap.com.

/s/ Richard Maasland
Name:	Richard Maasland
Title:	Chief Accounting Officer